Exhibit 99.1

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,325	$10,777
Restricted cash	992	1,077
Short-term bank deposits	53,761	69,567
Investment in marketable securities	104	426
Trade receivable	400	7,800
Other accounts receivable and prepaid expenses	1,332	1,352

Total current assets	75,914	90,999

NON-CURRENT ASSETS:
Long-term prepaid expenses	96	101
Severance pay fund	2,281	2,179
Property and equipment, net	6,169	6,028

Total non- current assets	8,546	8,308

Total assets	$84,460	$99,307

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,312	$2,001
Deferred revenues	123	312
Other accounts payable and accrued expenses	3,103	4,541

Total current liabilities	4,538	6,854

NON- CURRENT LIABILITIES:
Accrued severance pay	2,789	2,556

Total non-current liabilities	2,789	2,556

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2016 and December 31, 2015; 50,908,454 and 50,572,244 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	139	138
Additional paid-in capital	331,538	328,797
Accumulated other comprehensive income	148	421
Accumulated deficit	(254,692)	(239,459)

Total shareholders' equity	77,133	89,897

Total liabilities and shareholders' equity	$84,460	$99,307

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2016	2015
	Unaudited

Revenues	$589	$736
Cost of revenues	167	396

Gross profit	422	340

Operating expenses:
Research and development expenses, net	12,237	10,109
Marketing and business development expenses	471	478
General and administrative expenses	3,593	3,028

Total operating expenses	16,301	13,615

Operating loss	(15,879)	(13,275)

Financial and other income, net	666	324

Loss before taxes on income	(15,213)	(12,951)
Taxes on income	20	-

Net loss	$(15,233)	$(12,951)

Basic and diluted net loss per share	$(0.30)	$(0.26)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	50,724,004	50,374,993

Net loss	$(15,233)	$(12,951)

Unrealized loss arising during the period on investment in marketable securities	$(56)	$(57)

Realized gain arising during the period on investment in marketable securities	$(277)	$-

Realized gain arising during the period from foreign currency derivative contracts	$(24)	$(91)

Unrealized gain arising during the period from foreign currency derivative contracts	$84	$145

Total comprehensive loss	$(15,506)	$(12,954)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2015	50,254,492	137	324,053	1,222	(219,296)	106,116

Options exercised	317,752	1	971	-	-	972
Stock-based compensation relating to options issued to non-employees	-	-	299	-	-	299
Stock-based compensation relating to options issued to employees and directors	-	-	3,474	-	-	3,474
Changes in other comprehensive income from marketable securities	-	-	-	(641)	-	(641)
Changes in other comprehensive income from foreign currency derivative contracts	-	-	-	(160)	-	(160)
Net loss	-	-	-	-	(20,163)	(20,163)

Balance as of December 31, 2015	50,572,244	138	328,797	421	(239,459)	89,897

Options exercised	336,210	1	1,374	-	-	1,375
Stock-based compensation relating to options issued to non-employees	-	-	85	-	-	85
Stock-based compensation relating to options issued to employees and directors	-	-	1,282	-	-	1,282
Changes in other comprehensive income from marketable securities	-	-	-	(333)	-	(333)
Changes in other comprehensive income from foreign currency derivative contracts	-	-	-	60	-	60
Net loss	-	-	-	-	(15,233)	(15,233)

Balance as of June 30, 2016 (unaudited)	50,908,454	$139	$331,538	$148	$(254,692)	$77,133

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows from operating activities:
Net loss	$(15,233)	$(12,951)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,367	1,713
Depreciation	704	482
Increase in severance pay, net	131	162
Gain from sale of marketable securities	(277)	-
Amortization of the cash consideration of research and development funding arrangement	-	(211)
Realized gain from foreign currency derivative contracts	(24)	(91)
Decrease (increase) in interest receivables from short-term bank deposits	367	(384)
Decrease in trade receivable	7,400	-
Decrease (increase) in other accounts receivable and prepaid expenses	251	(599)
Decrease in long-term prepaid expenses	5	9
Decrease in deferred revenues	(189)	(736)
Decrease in trade payables and other accounts payable and accrued expenses	(2,233)	(389)

Net cash used in operating activities	(7,731)	(12,995)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	54,000	12,000
Investment in short-term bank deposits	(38,561)	(15,000)
Changes in restricted cash	85	(3)
Purchase of property and equipment	(701)	(615)
Proceeds from sales of marketable securities	266	-

Net cash provided by (used in) investing activities	15,089	(3,618)

Cash flows from financing activities:

Proceeds from exercise of options	1,190	551

Net cash provided by financing activities	1,190	551

Increase (decrease) in cash and cash equivalents	8,548	(16,062)
Cash and cash equivalents at the beginning of the period	10,777	25,643

Cash and cash equivalents at the end of the period	$19,325	$9,581

Supplemental disclosure of non-cash investing and financing activities:

Receivables from exercise of options	$185	$-
Receivables from foreign currency derivative contracts	$84	$145
Purchase of property and equipment	$144	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL

a.	Compugen Ltd. (The “Company”) is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The Company’s current pipeline primarily consists of early-stage immuno-oncology programs aimed at harnessing the immune system to fight cancer. The Company’s pipeline’s focus is on immune checkpoint target candidates discovered by the Company, which are predicted to serve as promising drug targets for cancer immunotherapies addressing various cancer types and patient populations, both as monotherapy and in combination with other drugs. The Company’s business model relies on extracting the commercial value of the Company’s systematic discovery capability by entering into various forms of revenue-sharing collaborations for the Company’s novel drug target candidates and therapeutic product candidates at various stages of research and development.

The Company is headquartered in Holon, Israel, with R&D facilities located in both Holon and South San Francisco. At the U.S. facilities, therapeutic monoclonal antibodies are discovered and developed against the Company’s novel drug target candidates.

b.	On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and is eligible to receive an aggregate of over $ 500,000 in potential milestone payments for both programs, not including aggregate preclinical milestone payments of up to $ 30,000 during the research programs. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

With respect to the first licensed program, the third pre-clinical milestone was achieved on December 11, 2015.  Pursuant to the terms of the Bayer Agreement, as amended, following completion of this program, it was transferred to Bayer’s full control for further pre-clinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from the Company.

On April 17, 2016, the Company achieved the first pre-clinical milestone with respect to the second licensed program under the Bayer Agreement, as amended, according to which the Company recognized revenues in total amount of $ 400 in accordance with the criteria prescribed under ASC 605-28. The Company and Bayer are continuing the pre-clinical research program for the second of the two checkpoint protein candidates discovered by the Company that is being developed pursuant to the Bayer Agreement.

A joint steering committee consisting of an equal number of representatives from each party is responsible for overseeing and directing the research program pursuant to agree upon work-plans.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL (Cont.)

Each party is responsible for the costs and expenses incurred by it in performing its designated activities under the work-plans during the research programs. As stated above, the first research program was completed and transferred to Bayer’s full control for further pre-clinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from the Company. Following the completion of the second research program, Bayer will have full control over further pre-clinical and clinical development of any cancer therapeutic product candidates targeting the Company-discovered immune checkpoint regulator and will have worldwide commercialization under milestone and royalty bearing licenses from the Company.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2015 are applied consistently in these financial statements.

For further information, refer to the consolidated financial statements as of December 31, 2015.

b.	Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities and foreign currency derivative contracts.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the U.S. Generally, these deposits may be redeemed upon demand and bear minimal risk.

The Company's marketable securities consist of investment in Evogene ordinary shares which are publicly traded in the U.S. and Israel.

As of June 30, 2016 the Company has a major customer which constitute 100% of total revenues. The management of the Company performed risk assessment on an ongoing basis and believes it bears low risk.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

c.	In March 2016, FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update change the accounting for certain stock-based compensation transactions, including the income tax consequences and cash flow classification for applicable transactions. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact that this amendment will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases,” on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether a lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases." The guidance is effective for the interim and annual periods beginning on or after December 15, 2018. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact of the adoption of this ASU on its consolidated financial statements.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

NOTE 4:-	DERIVATIVE INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging.”

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of June 30, 2016 and December 31, 2015, the Company had outstanding forward contracts in the notional amount of $ 3,174 and $ 4,357, respectively. These contracts hedge NIS denominated cash flows, for a period of six months ended December 31, 2016 and nine months ended September 30, 2016, respectively. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	DERIVATIVE INSTRUMENTS (Cont.)

These contracts met the requirement for cash flow hedge accounting and as such for the six-month period ended June 30, 2016 and 2015 the Company recorded total realized gains of $ 24 and $ 91, respectively, under operating expense.

As of June 30, 2016 and December 31, 2015 an unrealized gain (loss) in the amount of $ 41 and $ (19), respectively, related with outstanding forward contracts at such dates, were recognized under other comprehensive loss. The fair value of the Company’s outstanding forward contracts at June 30, 2016 and December 31, 2015 amounted to unrealized gain (loss) of $ 41 and $ (19), respectively.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures," the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value.  Investment in marketable securities is classified within Level 1 because this asset is valued using quoted market prices. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2016 (Unaudited)
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in marketable securities	$104	$104	$-	$-
Foreign currency derivative contracts	41	-	41	-

Total financial assets	$145	$104	$41	$-

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-          FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2015
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in marketable securities	$426	$426	$-	$-

Total financial assets	$426	$426	$-	$-

	December 31, 2015
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency derivative contracts	$(19)	$-	$(19)	$-

Total financial liabilities	$(19)	$-	$(19)	$-

NOTE 6:-        COMMITMENTS AND CONTINGENCIES

a.	The Company and Compugen USA, Inc. lease their facilities and motor vehicles under various operating lease agreements that expire on various dates.

Future minimum rental commitments under non-cancelable operating lease agreements as of June 30, 2016 are approximately as follows:

December 31,

2016	$647
2017	1,374
2018	1,028
2019	754
2020 and after	804
$4,607

Operating lease expenses for the Company and Compugen USA, Inc. were approximately $ 663, and $ 409 for the six-month period ended June 30, 2016 and 2015, respectively.

b.
The Company provided bank guarantees in the amount of $ 992 in favor of its offices' lessor in Israel, foreign currency derivative contracts and credit card security for its U.S. subsidiary. In addition, Compugen USA, Inc. provided a check deposit in the amount of $ 74 in favor of its offices' lessor in California, U.S.

c.	Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program(s).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-        COMMITMENTS AND CONTINGENCIES (Cont.)

If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

For the six-month period ended June 30, 2016 and 2015, the Company has an aggregate of paid and accrued royalties to the OCS, recorded as cost of revenues in the consolidated statement of comprehensive loss, in the amount of $ 21 and $ 26, respectively.

As of June 30, 2016, the Company's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 8,687.

d.	Under the Israel-U.S. Binational Industrial Research and Development (" BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. As of June 30, 2016 the Company accounted for proceeds under BIRD plan in total aggregate amount of approximately $ 500, received in the period between December 2005 and March 2012. As of June 30, 2016 the Company does not expect any income to be generated from the outcome of the funded research BIRD plan and as such no obligation was recorded.

e.	On June 25, 2012 the Company and its U.S subsidiary entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2016 the Company did not incur any obligation for such Contingent Fees.

f.
On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the May 2012 Agreement the Advisor shall be entitled to at least 4% of the cash considerations that may be received under such transactions.

On February 27, 2014, the Company entered into a new agreement (the "New Agreement") (replacing the May 2012 Agreement, which terminated on that date except for certain payments arising from the Bayer Agreement which survive termination) with the Advisor for certain services with respect to financing, strategic and other agreements. The New Agreement has since expired in accordance with its terms except for certain payments arising from the Bayer Agreement which survive termination.

As of June 30, 2016 the Company does not have any outstanding obligation for payments under the aforementioned agreements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS' EQUITY

Stock based compensation:

During the six-month period ended June 30, 2016, the Company's Board of Directors granted 313,000 options to purchase ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options range from $ 4.69 to $ 6.46 per share, with vesting to occur in up to 4 years.

The following table presents the assumptions used to estimate the fair values of the options granted in the periods presented:

	Six months ended June 30,
	2016	2015
	Unaudited

Volatility	50%-52%	51%-60%
Risk-free interest rate	1.10%-1.30%	1.43%-1.77%
Dividend yield	0%	0%
Expected life (years)	4.8-5.9	4.8-6.0

Weighted average fair value of options granted during the six-month period ended June 30, 2016 and 2015 were $ 3.17 and $ 3.38, respectively.

During the six-month period ended June 30, 2016 and 2015, the Company recorded share based compensation in a total amount of $ 1,367 and $ 1,713, respectively.

As of June 30, 2016, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 5,754, which is expected to be recognized over a weighted average period of approximately 2.64 years.

NOTE 8:-          FINANCIAL AND OTHR INCOME, NET

	Six months ended June 30,
	2016	2015
	Unaudited

Interest income	$377	$406
Income from sales of marketable securities	277	-
Exchange rate differences and other	12	(82)

Financial and other income, net	$666	$324

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          RELATED PARTY BALANCES AND TRANSACTIONS

  Balances with related parties:

	June 30, 2016	December 31, 2015
	Unaudited

Trade payables (a)	$-	$15

 Related parties' expenses:

	Six months ended June 30,
	2016	2015
	Unaudited
Amounts charged to:

Research and development expenses (a)	$72	$119

 Related parties' revenues:

	Six months ended June 30,
	2016	2015
	Unaudited
Amounts recognized from:

Revenues (b)	$-	$71

a.	For the six-month period ended June 30, 2016 and 2015 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.

b.
For the six-month period ended June 30, 2015 the Company recognized revenues from research and development services in consideration for pre-scheduled determined fees in accordance with a research collaboration and license agreement entered into in June 2012.